Exhibit 21
SUBSIDIARIES OF REGISTRANT
Registrant owns 100% of the outstanding stock of the following companies:

Name	State of Formation
Erie Insurance Property & Casualty Company	Pennsylvania

Erie Insurance Company	Pennsylvania

EI Holding Corp.	Delaware

EI Service Corp.	Pennsylvania

Erie Insurance Company of New York - Wholly owned by Erie Insurance Company	New York

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